THE
GOLDFIELD
C O R P O R A T I O N

1684 W. HIBISCUS BLVD.	TELEPHONE	321 724-1700
MELBOURNE, FLORIDA 32901-2631	FAX	321 308-1163

October 20, 2005

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549-7010

Re:	Form 10-K for the year ended December 31, 2004
Filed March 31, 2005
File No. 1-07525

Dear Mr. Cash:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated September 26, 2005 relating to The Goldfield Corporation’s Form 10-K for the year ended December 31, 2004 filed on March 31, 2005.

Set forth below are the Staff’s comments followed by our response, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 1 – Business - Electrical Construction

Comment:

1.

We read that the backlog number for your electrical construction business includes certain service agreements that contain multiple year terms, for which you have estimated a backlog amount. Please revise future filings to describe your estimation process. Note that Item 101(c)(viii) of Regulation S-K indicates that you should report the amount of backlog dollars that are believed to be firm. If necessary, please revise future filings to quantify the amount of backlog dollars that are not firm.

Response:

In future filings, the Company will comply with this comment.

John Cash
Securities and Exchange Commission
October 20, 2005

Item 6 – Selected Financial Data

Comment:

2.	Please revise future filings to disclose your long-term obligations, including long-term debt. Refer to instruction 2 to Item 301 of Regulation S-K.

Response:

In future filings, the Company will comply with this comment.

Item 7 – MD&A
Results of Operations

Comment:

3.

In future annual and quarterly filings, when you list multiple factors that contributed to a change in your results, please quantify the impact of each factor that you identify. In addition, specifically address and discuss the electrical construction contract loss you recorded during 2004 and the negative trend of the gross profit margin in the electrical construction segment during the periods presented.

Response:

In future filings, the Company will comply with this comment and quantify specific factors to the extent determinable.

Critical Accounting Policies

Comment:

4.

Revise your disclosures related to your critical accounting policies in future filing to include: activity in contract loss accruals for each period by segment, the amount of taxable income required to be generated to fully realize your deferred tax asset and the expected timeframe for the resolving the environmental matter related to the former mining operations.

Response:

In future filings, the Company will comply with this comment.

John Cash
Securities and Exchange Commission
October 20, 2005

Cash Flow Analysis

Comment:

5.

Please revise future annual and quarterly filings to provide more insight into the underlying reasons behind the changes in your cash flows. In this regard, your analysis should not merely be a recitation of the line items on your cash flow statement, but instead should provide insight into why those line items changed. Refer to Release 33-8350.

Response:

In future filings, the Company will comply with this comment.

Item 8 – Financial Statements

Report of Independent Registered Public Accounting Firm

Comment:

6.

In accordance with Rule 202(a) of Regulation S-X, the audit opinion included in your filing must be signed by your auditors. Please confirm to us that you will ensure that future filings with the Commission contain an electronic signature on your accountants’ report.

Response:

In future filings, the Company will comply with this comment.

Consolidated Statements of Operations

Comment:

7.

We note that your caption labeled “Total costs and expenses” appears to represent total operating expenses and that your caption labeled “Total other income, net” appears to represent non-operating income, net.  Given the above, it appears that it would be more appropriate to classify your loss on sale of property and equipment as part of “Total costs and expenses.” Please revise future annual and quarterly filings to make this reclassification, as we believe that the revised presentation will be more useful to your investors.

Response:

In future filings, the Company will classify gains or losses from the sale of property and equipment as part of “Total costs and expenses.”

John Cash
Securities and Exchange Commission
October 20, 2005

Consolidated Statements of Cash Flows

Comment:

8.

We note your separate presentations of operating and investing cash flows from discontinued operations in the statements of cash flows. It is not clear to us why you included the proceeds from the sale of your mining subsidiaries in net cash provided by investing activities of continuing operations. Please advise or revise future filings, to the extent applicable.

Response:

In future filings, the Company will comply with this comment, to the extent applicable.

Note 1 – Summary of Significant Accounting Policies - Electrical Construction Revenues

Comment:

9.

We note that you perform construction contracts pursuant to the plans and specifications of your customers, and that you account for fixed price contracts on the percentage of completion method. Supplementally tell us if you accept contracts that are not on a fixed price basis. Also tell us if your contracts permit you to bill additional amounts for change orders or to file claims for work performed outside of the scope of the original contract. If applicable, revise future filings to address these issues in your revenue recognition policy. In addition, tell us and revise future filings to disclose the terms of your service agreements and to address your revenue recognition policy for such agreements.

Response:

The Company does accept contracts that are not on a fixed price basis. These include unit price and service agreements contracts. The Company recognizes revenue from unit price contracts and service agreements as services are performed. Unit price contracts are billed at an agreed upon price per unit of work performed. Revenues from service agreements are billed on either a man-hour or man-hour plus equipment basis. Terms of our service agreements may extend for a period of up to 5 years.

Our contracts allow us to bill additional amounts for change orders. Additionally, the Company considers a claim to be for additional work performed outside the scope of the contract, contested by the customer. These claims would normally be addressed through an arbitration process.

In future filings, the Company will revise electrical construction revenue recognition disclosures to incorporate the above comments included in our response.

John Cash
Securities and Exchange Commission
October 20, 2005

Note 1 - Summary of Significant Accounting Policies - Real Estate Revenues

Comment:

10.

Tell us and revise future critical accounting policy disclosures to clarify when and how you determine that: construction is beyond a preliminary stage and a substantial percentage of the condominiums are under firm contracts.

Response:

In accordance with paragraph 37, footnote 13, of SFAS 66, the Company determines that construction is beyond a preliminary stage when engineering and design work, execution of construction contracts, site clearance and preparation, excavation, and the building foundation are complete.

Once a project is beyond the preliminary stage, we commence recognizing revenue when we determine that a substantial percentage (at least one-third) of the condominiums are under firm, non-refundable contracts with minimum deposits of 10%.

In future filings the Company will revise its critical accounting policy disclosure to incorporate the above discussion.

Note 6 – Property, Buildings and Equipment

Comment:

11.

Please revise future filings, either here or in Note 1, to disclose the range of useful lives for each major category of your fixed assets. We believe that this provides important information to your investors.

Response:

In future filings, the Company will comply with this comment.

Note 15 – Business Segment Information

Comment:

12.

Please revise future annual and quarterly filings to reconcile segmental operating income to consolidated income before income taxes, extraordinary items, discontinued operations, and the cumulative effect of changes in accounting principle. Refer to paragraphs 32(b) and 33(f) of SFAS 131.

Response:

In future filings, the Company will comply with this comment.

John Cash
Securities and Exchange Commission
October 20, 2005

Note 16 – Quarterly Financial Data

Comment:

13.	Please revise future filings to disclose gross profit. Refer to Item 302(a)(1) of Regulation S-K.

Response:

In future filings, the Company will comply with this comment.

Item 9A – Controls & Procedures

Comment:

14.

We note your disclosure that your Chief Executive Officer and Chief Financial Officer “concluded that such disclosure controls and procedures are sufficiently effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.” Confirm and revise future annual and quarterly filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). In addition, confirm that the use of the term “sufficiently” was not meant to qualify your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures and revise future annual and quarterly filings to delete this term.

Response:

The Company confirms that our Chief Executive Officer and Chief Financial Officer, in fact, concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in our Exchange Act reports filed with the SEC for year ended 2004 was communicated to management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

Furthermore, John H. Sottile, Chief Executive Officer, and Stephen R. Wherry, Chief Financial Officer, confirm that the use of the term “sufficiently” was not meant to qualify their conclusions regarding the effectiveness of our disclosure controls and procedures.  In addition, the Company will delete the term “sufficiently” from all future annual and quarterly filing’s when referencing this subject.

John Cash
Securities and Exchange Commission
October 20, 2005

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2005

MD&A

Comment:

15.

Revise future filings to clarify the specific reasons for the decline of revenues in the electrical construction segment during 2005. In addition, tell us and revise future filings to clarify the specific facts and circumstances related to the substantial improvement of the gross profit margin in the real estate segment during 2005. Tell us and revise future filings to clarify the current status of uncompleted real estate projects, including the percent complete at each balance sheet date.

Response:

In future filings, the Company will clarify the specific reasons for fluctuations in electrical construction revenues and will also clarify the current status of uncompleted real estate projects, including the percent complete at each balance sheet date.

Operating margins from real estate development operations vary due to the type and number of units under construction at any given time. Since we historically have had only one or two projects under construction at any given time, operating margins can vary significantly depending upon the cost of the underlying land, the type of construction, location of the project and general market conditions. In addition, our projects are generally completed in approximately one year, which also influences year to year operating margin comparisons. Operating margins for the six months ended June 30, 2005 increased to 32.6% from 22.6% for the six months ended June 30, 2004 because the project under construction in 2005 had lower land and construction cost per unit, coupled with a stronger real estate market. Although it is impossible to quantify the precise effect of each of these factors, we believe that the margin improvement in 2005 was largely attributable to lower land cost and improved market conditions.

As of June 30, 2005, the uncompleted real estate development project was approximately 46% complete, compared to 100% complete for the previous project as of June 30, 2004. This estimate was based on the amount of construction costs incurred to date in relation to the total estimated construction costs.

The Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

• staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John Cash
Securities and Exchange Commission
October 20, 2005

The Company believes that the above fully responds to your questions and comments. If you have any additional questions or comments, please contact me directly at (321) 724-1700.

Sincerely,

THE GOLDFIELD CORPORATION

/s/ Stephen R. Wherry

Stephen R. Wherry, CPA
Vice President, Treasurer and Chief Financial Officer

/lrw

cc:	John H. Sottile, Goldfield CEO
David P. Bicks, Esq., LeBoeuf, Lamb, Greene & MacRae LLP
Christine B. Callahan, CPA, Partner, KPMG LLP